Exhibit 99.1

MAKEMYTRIP LIMITED ANNOUNCES FISCAL 2016 FOURTH QUARTER AND FULL YEAR RESULTS

Financial Highlights for Fiscal 2016 Fourth Quarter and Full Year

(Year over Year (YoY) growth % are on constant currency basis(1); please see table below for YoY growth % on actual basis)

•	Transactions for MMT India(6) Standalone Hotels booked Online increased by 506.9% YoY in 4Q16 and by 294.3% in FY16 and MMT India(6) Standalone Hotels booked on Mobile increased by 1,021.9% YoY in 4Q16 and by 694.8% in FY16.

•	Transactions for Hotels and packages increased by 254.5% YoY in 4Q16 and by 126.4% in FY16. Hotels and Packages (excluding ETB(6)) transactions increased by 322.0% YoY in 4Q16 and by 164.7% in FY16.

•	Gross Bookings(5) reached $477.1 million in 4Q16 and $1.84 billion in FY16, representing a YoY increase of 27.3% and 19.5% respectively. Gross bookings for Hotels and packages increased by 61.8% in 4Q16 and by 27.9% in FY16.

•	Revenue less service costs(2) increased 51.2% YoY in 4Q16 and 29.0% YoY in FY16.

•	Revenue less service costs(2) for Hotels and packages increased 79.1% YoY in 4Q16 and 45.2% YoY in FY16. Hotels and packages contribution increased to 53.6% in 4Q16 versus 45.2% in 4Q15 and increased to 50.7 % in FY16 versus 45.1% in FY15.

Gurgaon, India and New York, May 18, 2016 — MakeMyTrip Limited (Nasdaq: MMYT), India’s leading online travel company, today announced its unaudited financial and operating results for its fourth fiscal quarter and full fiscal year ended March 31, 2016.

“It gives me immense pleasure to report that in line with our long term strategic objective of growing our Hotels & packages business mix, we have achieved Hotels and packages net revenue mix of 51% in the fiscal year 2016,” said Deep Kalra, Group Chairman and Group CEO. “This was led by an astounding 507% year-on-year transaction growth in our India standalone online hotels business in Q4FY16 and 294% in FY16.”

The table below includes certain reclassifications in our consolidated statements of profit or loss and other comprehensive income (loss). Please see “Other Information” below for details.

(in thousands except EPS)	3 months Ended March 31, 2015	3 months Ended March 31, 2016	YoY Change	YoY Change in constant currency(1)	Year Ended March 31, 2015	Year Ended March 31, 2016	YoY Change	YoY Change in constant currency(1)
Financial Summary as per IFRS
Revenue	$68,593.7	$88,000.0	28.3%	38.4%	$299,661.7	$336,054.0	12.1%	19.5%
Results from Operating Activities	($4,981.4)	($34,498.0)			($14,540.0)	($66,827.0)
Loss for the period	($5,942.8)	($49,917.0)			($18,358.0)	($88,542.0)
Diluted loss per share	($0.14)	($1.20)			($0.44)	($2.12)

Financial Summary as per non-IFRS measures
Revenue Less Service Costs(2)	$36,367.0	$51,466.0	41.5%	51.2%	$138,948.8	$169,020.1	21.6%	29.0%
Air Ticketing	$18,675.7	$22,195.4	18.8%	28.2%	$71,509.2	$76,401.7	6.8%	14.4%
Hotels & packages	$16,453.2	$27,822.1	69.1%	79.1%	$62,614.7	$86,449.7	38.1%	45.2%
Other	$1,238.1	$1,448.5	17.0%	26.8%	$4,824.9	$6,168.7	27.9%	36.6%
Adjusted Operating Profit (Loss)(3)	($961.7)	($29,339.0)			$455.6	($50,129.0)
Adjusted Net Loss (4)	($1,725.0)	($34,081.0)			($2,632.0)	($58,292.0)
Adjusted Diluted loss per share(4)	($0.04)	($0.82)			($0.06)	($1.40)

Operating Metrics
Gross Bookings(5)	$404,374.0	$477,140.6	18.0%	27.3%	$1,648,376.8	$1,841,512.5	11.7%	19.5%
Air Ticketing	$299,738.1	$318,880.7	6.4%	15.3%	$1,175,379.2	$1,275,747.8	8.5%	16.2%
Hotels & packages	$104,636.0	$158,259.9	51.2%	61.8%	$472,997.6	$565,764.7	19.6%	27.9%
Number of Transactions
Air Ticketing	1,447.8	1,903.2	31.5%		5,432.8	6,960.5	28.1%
Hotels & packages	373.0	1,322.5	254.5%		1,385.5	3,137.3	126.4%
Hotels and Packages (excluding ETB(6))	304.5	1,285.1	322.0%		1,102.1	2,917.3	164.7%
MMT India(6) standalone Hotels (Transactions)
Standalone Hotels booked Online(7)	193.3	1,172.9	506.9%		619.8	2,443.6	294.3%
Standalone Hotels booked on Mobile	73.8	827.4	1,021.9%		192.8	1,532.3	694.8%

(1)	Constant currency refers to our financial results assuming constant foreign exchange rates for the current fiscal period based on the reporting for the historical average rate used in the prior year’s comparable fiscal period.
(2)	Represents IFRS revenue after deducting service costs. IFRS refers to International Financial Reporting Standards as issued by the International Accounting Standards Board.
(3)	Results from operating activities excluding employee share-based compensation costs, income on license acquired, impairment of intangible assets, merger and acquisitions related expenses, severance cost related to a prior acquisition and amortization of acquisition related intangibles.
(4)	Loss for the period excluding employee share-based compensation costs, income on license acquired, impairment of intangible assets, severance cost related to a prior acquisition, merger and acquisitions related expenses, amortization of acquisition related intangibles, share of loss of equity-accounted investees, direct cost related to convertible notes, impairment in respect of an equity accounted investee, net change in value of financial liability in business combination, net change in fair value of derivative financial instrument and income tax expense.
(5)	Represents the total amount paid by our customers for the travel services and products booked through us, including taxes, fees and other charges, net of cancellations, discounts and refunds.
(6)	MMT India refers to our Indian subsidiary “MakeMyTrip (India) Private Limited” and ETB refers to “Easy To Book Service B.V.”, the main operating entity of the group of companies known as the Easytobook.com group.
(7)	Standalone Hotels Booked Online include Standalone Hotels Booked on Mobile in addition to bookings on Desktops and laptops.

Please see “About Non-IFRS Financial Measures” included within this release to understand the importance of the financial measures set forth in notes (1) to (7) above. Reconciliations of IFRS financial measures to non-IFRS operating results are included at the end of this release.

Other Information

The Group recognizes revenue net of cancellations, refunds, discounts and taxes. The Group executed various customer inducement/acquisition programs during the year ended March 31, 2016. In the quarter ended March 31, 2016, the Group performed an evaluation of such programs. Based on this evaluation, costs related to these programs, incurred for acquiring customers and promoting transactions, such as cash incentives and select loyalty programs cost, are recorded as an element of marketing and sales promotion expenses instead of as a reduction / deferral of revenue, while regular discounts, which are not part of the above programs, are netted of revenue in accordance with applicable IFRSs and consistent with the revenue recognition policy of the Group.

Accordingly, reclassifications of such costs have been made in the consolidated statements of profit or loss and other comprehensive income (loss) for the relevant quarters as set out in the table below in order to conform to the manner of reporting for the quarter and year ended March 31, 2016. Additionally, “Marketing and sales promotion expenses” earlier referred to us “Advertising and business promotion expenses” reported as part of “Other operating expenses” have also been presented as a separate line in our consolidated statements of profit or loss and other comprehensive income. This presentation is also in line with the current manner in which the Group evaluates its business performance and manages its operations. There are no changes from the reclassification to the Group’s consolidated statement of financial position, consolidated statements of changes in equity and consolidated statement of cash flows.

	For the three months ended
	September 30, 2015	September 30, 2015	December 31, 2015	December 31, 2015
Revenue	(As Reported)	(As Reclassified)	(As Reported)	(As Reclassified)
Air ticketing	18,427	18,491	16,989	17,718
Hotels and packages	42,408	45,381	63,395	69,557
Other revenue	1,615	1,624	1,605	1,624

Total revenue	62,450	65,495	81,989	88,899

Marketing and sales promotion expenses	11,723	14,768	22,051	28,961

Share Repurchase

The following table provides information about purchases made by us during the periods presented of our outstanding ordinary shares, par value USD 0.0005 per share:

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share(2)		(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(1)
Up to 03/31/15	60,242		$15.37	60,242	$24,074,275
04/01/15 – 04/30/15	NIL	$	NIL	NIL	$24,074,275
05/01/15 – 05/31/15	95,000		$18.67	95,000	$22,300,575
06/01/15 – 06/30/15	NIL	$	NIL	NIL	$22,300,575
07/01/15 – 07/31/15	NIL	$	NIL	NIL	$22,300,575
08/01/15 – 08/31/15	362,760		$13.31	362,760	$17,472,175
09/01/15 – 09/30/15	139,659		$13.43	139,659	$15,597,055
10/01/15 – 10/31/15	17,474		$13.65	17,474	$15,358,456
11/01/15 – 11/30/15	NIL	$	NIL	NIL	$15,358,456
12/01/15 – 12/31/15	NIL	$	NIL	NIL	$15,358,456
01/01/16 – 01/31/16	NIL	$	NIL	NIL	$165,358,456
02/01/16 – 02/29/16	153,464		$15.33	153,464	$163,007,966
03/01/16 – 03/31/16	NIL	$	NIL	NIL	$163,007,966

Total	828,599		$14.48	828,599	$163,007,966

(1)	On November 6, 2012, our Board of Directors authorized the Company to purchase outstanding ordinary shares, par value $0.0005 per share, of the Company. The authorization permits us to purchase our ordinary shares in the open market, in privately negotiated transactions or otherwise in an aggregate amount of up to $25 million. Further, on January 22, 2016, our Board of Directors authorized the Company to increase the share repurchase plan to an amount aggregating up to US$150 million at a price per Ordinary Share not exceeding US$21.50 until November 30, 2021. As of March 31, 2016, we had remaining authority to repurchase up to approximately $163.01 million of our outstanding ordinary shares.
(2)	The average price paid per share excludes broker and transaction fees.

Fiscal 2016 Fourth Quarter Financial Results

Revenue. We generated revenue of $88.0 million in the quarter ended March 31, 2016, an increase of 28.3% (an increase of 38.4% in constant currency) over revenue of $68.6 million in the quarter ended March 31, 2015.

Air Ticketing. Revenue from our air ticketing business increased by 13.9% (22.8% in constant currency) to $22.2 million in the quarter ended March 31, 2016 from $19.5 million in the quarter ended March 31, 2015. Our revenue less service costs increased by 18.8% (28.2% in constant currency) to $22.2 million in the quarter ended March 31, 2016 from $18.7 million in the quarter ended March 31, 2015. This was primarily due to an increase in gross bookings of 6.4% (15.3% in constant currency) and a 31.5% increase in the number of transactions year over year and by an increase in net revenue margin (defined as revenue less service cost as a percentage of gross bookings) from 6.2% in the quarter ended March 31, 2015 to 7.0% in the quarter ended March 31, 2016, primarily as a result of an improvement in the negotiated rates and incentive deals we received from our air ticketing suppliers. The transaction growth in the fourth quarter of fiscal year 2016 was largely driven by special fares offered by Indian domestic carriers.

Hotels and Packages. Revenue from our hotels and packages business increased by 34.5% (45.0% in constant currency) to $64.4 million in the quarter ended March 31, 2016, from $47.9 million in the quarter ended March 31, 2015. Our revenue less service costs increased by 69.1% (79.1% in constant currency) to $27.8 million in the quarter ended March 31, 2016 from $16.5 million in the quarter ended March 31, 2015. This was due to an increase in gross bookings of 51.2% (61.8% in constant currency), a 254.5% increase in the number of transactions year over year and an increase in net revenue margin from 15.7% in the quarter ended March 31, 2015 to 17.6% in the quarter ended March 31, 2016. The increased margin in the quarter ended March 31, 2016 was due to better negotiated rates and higher performance linked and other incentives from our vendors. The year-on-year transaction growth in this segment was due to strong growth in our standalone hotel booking business.

Other Revenue. Our other revenue increased to $1.5 million in the quarter ended March 31, 2016 from $1.2 million in the quarter ended March 31, 2015, primarily due to an increase in facilitation fees on travel insurance.

Total Revenue less Service Costs. Our total revenue less service costs increased by 41.5% (51.2% in constant currency) to $51.5 million in the quarter ended March 31, 2016 from $36.4 million in the quarter ended March 31, 2015, primarily as a result of a 69.1% (79.1% in constant currency) increase in our hotels and packages revenue less service costs and a 18.8% (28.2% in constant currency) increase in our air ticketing revenue less service costs.

Personnel Expenses. Personnel expenses remained at the same level in the quarter ended March 31, 2016 at $11.8 million against cost in the quarter ended March 31, 2015. Excluding employee share-based compensation costs, personnel expenses as a percentage of net revenue decreased by 4.9% year over year.

Marketing and sales promotion expenses. Marketing and sales promotion expenses increased by 317.9% to $53.0 million in the quarter ended March 31, 2016 from $12.7 million in the quarter ended March 31, 2015, primarily as a result of significant customer inducement/acquisition programs expenses incurred along with an increase in mobile application download and referral cost and other brand advertisement expenses that we incurred in the quarter ended March 31, 2016, which was partially offset by higher online marketing expenses in ETB Group in the quarter ended March 31, 2015. The customer inducement/acquisition expenses are primarily incentives given to customers for accelerating growth in our standalone hotel booking business.

Other Operating Expenses. Other operating expenses increased by 12.8% to $17.0 million in the quarter ended March 31, 2016 from $15.0 million in the quarter ended March 31, 2015, primarily as a result of an increase of $0.4 million in outsourcing expenses, in line with the growth in our business, and $0.7 million in legal and professional expenses in the quarter ended March 31, 2016.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities was a loss of $34.5 million in the quarter ended March 31, 2016 as compared to a loss of $5.0 million in the quarter ended March 31, 2015. Excluding the effects of our employee share-based compensation costs, amortization of acquisition related intangibles for the fourth quarter of both fiscal years 2016 and 2015, and impairment of intangible assets for the fourth quarter of fiscal year 2016, we would have recorded an operating loss of $29.3 million in the quarter ended March 31, 2016 as compared with an operating loss of $1.0 million in the quarter ended March 31, 2015.

Net Finance Income (Cost). Our net finance cost was $14.9 million in the quarter ended March 31, 2016 as compared to a net finance cost of $0.9 million in the quarter ended March 31, 2015, primarily due to the net change in fair value of derivative financial instrument of $ 9.0 million and interest expense of $3.4 million on convertible notes.

Profit (Loss) for the period. As a result of the foregoing factors, our loss for the quarter ended March 31, 2016 was $49.9 million as compared to a loss of $5.9 million in the quarter ended March 31, 2015. Excluding the effects of employee share-based compensation costs, amortization of acquisition related intangibles, net change in value of financial liability related to business combination, share of loss of equity-accounted investees, income tax expense for the fourth quarter of both fiscal years 2016 and 2015; impairment of intangible assets, net change in fair value of derivative instrument and direct cost related to convertible notes for the fourth quarter of fiscal year 2016, we would have recorded a net loss of $34.1 million in the quarter ended March 31, 2016 and a net loss of $1.7 million in the quarter ended March 31, 2015.

Diluted Earnings (Loss) per share. Diluted loss per share was $1.20 for the quarter ended March 31, 2016 as compared to diluted loss per share of $0.14 in the quarter ended March 31, 2015. After adjusting for employee share-based compensation costs, amortization of acquisition related intangibles, net change in value of financial liability related to business combination, share of loss of equity-accounted investees, income tax expense for the fourth quarter of both fiscal years 2016 and 2015; and impairment of intangible assets, net change in fair value of derivative instrument, direct cost related to convertible notes for the fourth quarter of fiscal year 2016, as mentioned in the preceding paragraph, diluted loss per share would have been $0.82 in the quarter ended March 31, 2016, compared to diluted loss per share of $0.04 in the quarter ended March 31, 2015.

Fiscal 2016 Full Year Financial Results

The discussion below includes certain reclassifications in our consolidated statements of profit or loss and other comprehensive income (loss). Please see “Other Information” above for details.

Revenue. We generated revenue of $336.1 million in the year ended March 31, 2016, an increase of 12.1% (19.5% in constant currency) over revenue of $299.7 million in the year ended March 31, 2015.

Air Ticketing. Revenue from our air ticketing business increased by 5.2% (12.5% in constant currency) to $78.2 million in the year ended March 31, 2016 from $74.3 million in the year ended March 31, 2015. Our revenue less service costs increased by 6.8% (14.4% in constant currency) to $76.4 million in the year ended March 31, 2016 from $71.5 million in the year ended March 31, 2015. This growth was driven by an year on year increase of 28.1% in air ticketing transactions for the full fiscal year and an increase in gross bookings of 8.5% (16.2% in constant currency) to $1.3 billion in the year ended March 31, 2016 from $1.2 billion in the year ended March 31, 2015 partially offset by a decrease in net revenue margin from 6.1% in the year ended March 31, 2015 to 6.0% in the year ended March 31, 2016.

Hotels and Packages. Revenue from our hotels and packages business increased by 14.1% (21.5% in constant currency) to $251.7 million in the year ended March 31, 2016 from $220.5 million in the year ended March 31, 2015. Our revenue less service costs increased by 38.1% (45.2% in constant currency) to $86.5 million in the year ended March 31, 2016 from $62.6 million in the year ended March 31, 2015. This growth was due to an increase in gross bookings by 19.6% (27.9% in constant currency), a 126.4% increase in the number of transactions and an expansion of net revenue margins from 13.2% in the year ended March 31, 2015 to 15.3% in the year ended March 31, 2016. The increase in net revenue margin in the year ended March 31, 2016 was due to better negotiated rates and higher performance linked and other incentives from our vendors. The year-on-year transaction growth in this segment was driven by strong growth in our standalone hotel booking business.

Other Revenue. Our other revenue increased to $6.2 million in the year ended March 31, 2016 from $4.8 million in the year ended March 31, 2015, primarily due to an increase in facilitation fees from travel insurance sales.

Total Revenue less Service Costs. Our total revenue less service costs increased by 21.6% (29.0% in constant currency) to $169.0 million in the year ended March 31, 2016 from $138.9 million in the year ended March 31, 2015. This growth resulted from a 38.1% (45.2% in constant currency) increase in our hotels and packages revenue less service costs and an increase of 6.8% (14.4% in constant currency) in our air ticketing revenue less service costs.

Personnel Expenses. Personnel expenses increased by 10.6% to $49.0 million in the year ended March 31, 2016 from $44.3 million in the year ended March 31, 2015. This increase was on account of higher employee share-based compensation costs and an annual increase in wage rates in the year ended March 31, 2016. Excluding employee share-based compensation costs, personnel expenses as a percentage of net revenue decreased by 2.1% year over year in the year ended March 31, 2016.

Marketing and sales promotion expenses. Marketing and sales promotion expenses increased by 155.0% to $109.0 million in the year ended March 31, 2016 from $42.7 million in the year ended March 31, 2015, primarily as a result of significant customer inducement/acquisition programs expenses incurred to accelerate growth in our standalone hotel booking business along with an increase in mobile application download and referral cost and other brand advertisement expenses that we incurred in the fiscal year ended March 31, 2016, which was partially offset by higher online marketing expenses in ETB Group in the fiscal year ended March 31, 2015.

Other Operating Expenses. Other operating expenses increased by 14.5% to $68.0 million in the year ended March 31, 2016 from $59.3 million in the year ended March 31, 2015, primarily as a result of an increase in outsourcing expenses of $2.2 million and payment gateway charges of $1.7 million, in line with the growth in our business.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities was a loss of $66.8 million in the year ended March 31, 2016 versus a loss of $14.5 million in the year ended March 31, 2015. Excluding the effects of our employee share-based compensation costs, merger and acquisition related expenses, amortization of acquisition related intangibles for both fiscal years 2016 and 2015, income on license acquired, severance cost related to a prior acquisition for fiscal year 2015 and impairment of intangible assets for fiscal year 2016, we would have recorded an operating loss of $50.1 million in the year ended March 31, 2016 compared with an operating profit of $0.5 million in the year ended March 31, 2015.

Net Finance Income (Costs). Our net finance cost increased by 428.8% to $18.7 million in the year ended March 31, 2016 from a cost of $3.5 million in the year ended March 31, 2015, primarily due to the net change in fair value of derivative financial instrument of $9.0 million and interest expense of $3.4 million on convertible notes.

Profit (Loss) for the year. As a result of the foregoing factors, our loss for the year ended March 31, 2016 was $88.5 million as compared to a loss of $18.4 million in the year ended March 31, 2015. Excluding the effects of our employee share-based compensation costs, merger and acquisition related expenses, amortization of acquisition related intangibles, net change in value of financial liability in business combination, income tax expense , share of loss of equity-accounted investees for both fiscal years 2016 and 2015, severance cost related to a prior acquisition for fiscal year 2015, income on license acquired, impairment of intangible assets, net change in fair value of derivative instrument, impairment in respect of an equity accounted investee, and direct cost related to convertible notes, for fiscal year 2016 we would have recorded a net loss of $58.3 million in the year ended March 31, 2016 as against a net loss of $2.6 million in year ended March 31, 2015.

Diluted Earnings (Loss) per share. Diluted loss per share was $2.12 for the year ended March 31, 2016 as compared to loss per share of $0.44 in the corresponding prior fiscal year. Adjusted for our employee share-based compensation costs, merger and acquisition related expenses, amortization of acquisition related intangibles, net change in value of financial liability in business combination, income tax expense , share of loss of equity-accounted investees for both fiscal years 2016 and 2015, severance cost related to a prior acquisition for fiscal year 2015, income on license acquired, impairment of intangible assets, net change in fair value of derivative instrument, impairment in respect of an equity accounted investee, and direct cost related to convertible notes, for fiscal year 2016, as mentioned in the preceding paragraph, diluted loss per share would have been $1.40 in the year ended March 31, 2016 as compared to diluted loss per share of $0.06 in the year ended March 31, 2015.

Fiscal Year 2016-17 Business Outlook

We remain optimistic of leveraging increasing smartphone driven internet penetration by acquiring new users through aggressive customer promotions and driving repeat usage as well as brand loyalty through engaging brand campaigns and good customer experience. In doing this, we will be guided by our longer term key strategic objective of driving up the Hotels and packages business mix to over 70% in the coming years. Enthused by the high transaction growth in fiscal year 2016 in the India standalone online hotels business booked online, we will continue to remain focused on increasing our market share in this business in fiscal year 2017. Our outlook for year on year Net Revenue growth in fiscal year 2017 in constant currency is approximately 25% to 30%

Conference Call

MakeMyTrip will host a conference call to discuss the company’s results for the quarter and year ended March 31, 2016 beginning at 10:00 a.m. EDT on May 18, 2016. To participate, please dial + 1-(844)-883-3862 from within the U.S. or +1-(574)-990-9829 from any other country. Thereafter, callers will be prompted to enter the participant passcode 5563774. A live webcast of the conference call will also be available through the Investor Relations section of the company’s website at http://investors.makemytrip.com.

A telephonic replay of the conference call will be available for one month by dialing +1-(855)-859-2056 and using passcode 5563774. A one month replay of the live webcast will also be available at http://investors.makemytrip.com, shortly following the conclusion of the call.

About Non-IFRS Financial Measures

As certain parts of our revenues are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on revenue less service costs, which is a non-IFRS measure, as we believe that revenue less service costs reflects more accurately the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our revenue less service costs may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

Constant currency results are financial measures that are not in accordance with IFRS, and assume constant currency exchange rates used for translation based on the rates in effect during the comparable period in the prior fiscal year.

The Company believes that adjusted operating profit (loss), adjusted net income (loss) and change in constant currency are useful in measuring the results of the Company. The IFRS measures most directly comparable to adjusted operating profit (loss) and adjusted net income (loss) are results from operating activities and profit (loss) for the period, respectively. The Company believes that adjustments to these IFRS measures (including employee stock compensation costs, expenses such as amortization of acquisition related intangibles (including trade name, customer relationship and non-compete), merger and acquisition related expenses, income on license acquired, severance cost related to a prior acquisition, share of loss of equity-accounted investees, impairment of intangible assets, net change in the fair value of derivative financial instruments, impairment in respect of an equity accounted investee, net change in value of financial liability related to business combination, and income tax benefit (expense)) provide investors and analysts a more accurate representation of the Company’s operating results.

A limitation of using adjusted operating profit (loss) and adjusted net profit (loss) versus operating profit (loss) and net profit (loss) calculated in accordance with IFRS is that these non-GAAP financial measures exclude a recurring cost, namely share-based compensation. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from adjusted operating profit (loss) and adjusted net profit (loss).

Safe Harbor Statement

This release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Such statements include, among other things, quotations from management as well as MakeMyTrip’s (MMYT) strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the slow-down of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of MMYT’s shares, MMYT’s reliance on its relationships with travel suppliers and strategic alliances, failure to further increase MMYT’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop MMYT’s corporate travel business, damage to or failure of MMYT’s infrastructure and technology, loss of services of MMYT’s key executives, and inflation in India and in other countries. These and other factors are more fully discussed in the “Risk Factors” section of MMYT’s 20-F dated June 9, 2015, filed with the United States Securities and Exchange Commission. All information provided in this release is provided as of the date of issuance of this release, and MMYT does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About MakeMyTrip Limited

MakeMyTrip Limited is the parent company of MakeMyTrip (India) Private Limited, India’s largest online travel company, MakeMyTrip Inc. (USA), MakeMyTrip FZ LLC (UAE), Luxury Tours & Travel Pte Ltd (Singapore), Luxury Tours (Malaysia) Sdn Bhd, the Hotel Travel Group (Thailand), the ITC Group (Thailand) and the Easytobook Group (Netherlands). The Company’s services and products include air tickets, customized holiday packages, hotel bookings, railway tickets, bus tickets, car hire and facilitating access to travel insurance. Through its primary websites, www.makemytrip.com, www.hoteltravel.com and www.easytobook.com and other technology-enhanced platforms, the Company provides access to all major domestic full-service and low-cost airlines operating to and from India, all major airlines operating to and from India, over 30,000 hotels and guesthouses in India, more than 300,000 hotels outside India, Indian Railways and several major Indian bus operators.

For more details, please contact:

Bill Lennan

Vice President, Investor Relations

MakeMyTrip Limited

+1 (646) 405-1311

bill.lennan@makemytrip.com

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(UNAUDITED)

(Amounts in USD thousands)

	As at March 31
	2015	2016
Assets
Property, plant and equipment	8,900	10,285
Intangible assets and goodwill	36,000	34,886
Trade and other receivables, net	901	946
Investment in equity-accounted investees	1,696	16,713
Other investments	5,938	6,690
Term deposits	864	20,757
Non-current tax assets	10,976	13,162
Other non-current assets	473	15,549

Total non-current assets	65,748	118,988

Inventories	1,997	527
Current tax assets	88	69
Trade and other receivables, net	28,951	28,222
Term deposits	92,628	148,555
Other current assets	40,346	51,194
Cash and cash equivalents	49,857	53,434

Total current assets	213,867	282,001

Total assets	279,615	400,989

Equity

Share capital	21	21
Share premium	242,662	248,732
Reserves	571	(5,817)
Accumulated deficit	(100,181)	(188,217)
Share based payment reserve	28,612	37,903
Foreign currency translation reserve	(14,427)	(15,013)

Total equity attributable to equity holders of the Company	157,258	77,609
Non-controlling interest	596	—

Total equity	157,854	77,609

Liabilities
Loans and borrowings	362	195,283
Employee benefits	1,345	1,641
Deferred revenue	3,147	1,407
Deferred tax liabilities	226	203
Other non-current liabilities	987	770

Total non-current liabilities	6,067	199,304

Bank overdraft	—	7,161
Loans and borrowings	137	2,017
Trade and other payables	103,655	110,296
Deferred revenue	4,149	2,085
Other current liabilities	7,753	2,517

Total current liabilities	115,694	124,076

Total liabilities	121,761	323,380

Total equity and liabilities	279,615	400,989

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

(Amounts in USD thousands, except per share data and share count)

	For the three months ended March 31,		For the year ended March 31,
	2015	2016	2015	2016
Revenue
Air ticketing	19,492	22,195	74,325	78,172
Hotels and packages	47,863	64,356	220,512	251,713
Other revenue	1,238	1,449	4,825	6,169

Total revenue	68,593	88,000	299,662	336,054

Other income	123	—	853	1,014

Service cost
Procurement cost of hotel and packages services	31,410	36,534	157,897	165,264
Cost of air tickets coupon	817	—	2,816	1,770
Personnel expenses	11,738	11,777	44,318	49,018
Marketing and sales promotion expenses	12,674	52,963	42,724	108,966
Other operating expenses	14,980	16,890	59,345	67,954
Depreciation, amortization and impairment	2,079	4,334	7,955	10,923

Result from operating activities	(4,982)	(34,498)	(14,540)	(66,827)

Finance income	897	651	3,168	1,586
Finance costs	1,762	15,512	6,712	20,327

Net finance Income (costs)	(865)	(14,861)	(3,544)	(18,741)

Impairment in respect of an equity accounted investee	—	—	—	(959)
Share of loss of equity-accounted investees	(17)	(484)	(139)	(1,860)

Loss before tax	(5,864)	(49,843)	(18,223)	(88,387)
Income tax expense	(79)	(74)	(135)	(155)

Loss for the period	(5,943)	(49,917)	(18,358)	(88,542)

Other comprehensive income (loss)
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences on foreign operations	912	975	(776)	(565)
Net change in fair value of available-for-sale financial assets	1,451	270	1,965	752

	2,363	1,245	1,189	187

Items that will never be reclassified subsequently to profit or loss:
Remeasurement of defined benefit (asset) liabilty	(62)	(74)	(142)	(149)

Other comprehensive income (loss) for the period, net of tax	2,301	1,171	1,047	38

Total comprehensive loss for the period	(3,642)	(48,746)	(17,311)	(88,504)

Profit (Loss) attributable to:
Owners of the Company	(5,948)	(49,919)	(18,252)	(88,518)
Non-controlling interest	5	—	(106)	(24)

Loss for the period	(5,943)	(49,919)	(18,358)	(88,542)

Total comprehensive income (loss) attributable to:
Owners of the Company	(3,657)	(48,748)	(17,193)	(88,465)
Non-controlling interest	16	—	(118)	(39)

Total comprehensive loss for the period	(3,641)	(48,748)	(17,311)	(88,504)

Loss per share (in USD)
Basic	(0.14)	(1.20)	(0.44)	(2.12)
Diluted	(0.14)	(1.20)	(0.44)	(2.12)

Weighted average number of shares
Basic	41,922,168	41,655,815	41,808,897	41,714,518
Diluted	41,922,168	41,655,815	41,808,897	41,714,518

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(UNAUDITED)

(Amounts in USD thousands)

	Attributable to equity holders of the Company
	Share Capital	Share Premium	Reserve for Own Shares	Fair Value Reserves	Accumulated Deficit	Share Based Payment Reserve	Foreign Currency Translation Reserve	Total	Non- Controlling Interest	Total Equity
Balance as at April 1, 2015	21	242,662	(438)	1,009	(100,181)	28,612	(14,427)	157,258	596	157,854
Total comprehensive income (loss) for the year
Loss for the year	—	—	—	—	(88,518)	—	—	(88,518)	(24)	(88,542)

Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	—	(550)	(550)	(15)	(565)
Net change in fair value of available-for-sale financial assets	—	—	—	752	—	—	—	752	—	752
Remeasurement of defined benefit (asset) liabilty	—	—	—	—	(149)	—	—	(149)	—	(149)

Total other comprehensive income (loss)	—	—	—	752	(149)	—	(550)	53	(15)	38

Total comprehensive income (loss) for the year	—	—	—	752	(88,667)	—	(550)	(88,465)	(39)	(88,504)

Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	—	13,740	—	13,740	—	13,740
Issue of ordinary shares on exercise of share based awards	—	4,425	—	—	—	(4,411)	—	14	—	14
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	38	(38)	—	—	—	—

Own shares acquired	—	—	(11,093)	—	—	—	—	(11,093)	—	(11,093)
Re-issue of own shares to settle the financial liability	—	1,645	3,953	—	—	—	—	5,598	—	5,598

Total contributions by owners	—	6,070	(7,140)	—	38	9,291	—	8,259	—	8,259

Changes in ownership interests in subsidiaries that do not result in a loss of control
Acquisition of non-controlling interest	—	—	—	—	593	—	(36)	557	(557)	—

Total changes in ownership interest in subsidiaries	—	—	—	—	593	—	(36)	557	(557)	—

Total transactions with owners	—	6,070	(7,140)	—	631	9,291	(36)	8,816	(557)	8,259

Balance as at March 31, 2016	21	248,732	(7,578)	1,761	(188,217)	37,903	(15,013)	77,609	—	77,609

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

(UNAUDITED)

(Amounts in USD thousands)

	For the year ended March 31,
	2015	2016
Loss for the year	(18,358)	(88,542)
Adjustments for non-cash items	24,182	45,818
Change in working capital	5,003	(23,275)

Net cash generated from (used in) operating activities	10,827	(66,000)

Net cash generated from (used in) investing activities	5,418	(103,646)

Net cash generated from (used in) financing activities	(2,721)	164,614

Increase (decrease) in cash and cash equivalents	13,524	(5,032)
Cash and cash equivalents at beginning of the year	38,011	49,857
Effect of exchange rate fluctuations on cash held	(1,678)	1,448

Cash and cash equivalents at end of the year	49,857	46,273

MAKEMYTRIP LIMITED

RECONCILIATION OF IFRS TO NON-IFRS FINANCIAL MEASURES

(Unaudited)

(Amounts in USD thousands)

	Three months ended March 31,
	Air ticketing		Hotels and packages		Others		Total
	2015	2016	2015	2016	2015	2016	2015	2016

Revenue as per IFRS	19,492	22,195	47,863	64,356	1,238	1,449	68,593	88,000

Less:
Service cost as per IFRS	817	—	31,410	36,534	—	—	32,227	36,534

Revenue less service cost	18,675	22,195	16,454	27,822	1,238	1,449	36,367	51,466

	Year ended March 31,
	Air ticketing		Hotels and packages		Others		Total
	2015	2016	2015	2016	2015	2016	2015	2016

Revenue as per IFRS	74,325	78,172	220,512	251,713	4,825	6,169	299,662	336,054

Less:
Service cost as per IFRS	2,816	1,770	157,897	165,264	—	—	160,713	167,034

Revenue less service cost	71,509	76,402	62,615	86,449	4,825	6,169	138,948	169,020

Reconciliation of Adjusted Operating Profit (Loss)	For the three months ended March 31,		For the year ended March 31,
(Unaudited)	2015	2016	2015	2016
Result from operating activities as per IFRS	(4,981)	(34,498)	(14,540)	(66,827)
Add: Employee share-based compensation costs	3,580	2,769	12,308	13,685
Less: Income on license acquired	—	—	—	(886)
Add: Impairment of intangible assets	—	2,167	—	2,167
Add: Merger and acquisitions related expenses	—	—	350	178
Add: Acquisition related intangibles amortization	440	225	1,700	1,554
Add: Severance cost related to a prior acquisition	—	—	638	—

Adjusted Operating Loss	(963)	(29,339)	456	(50,129)

Reconciliation of Adjusted Net Profit (Loss)	For the three months ended March 31,		For the year ended March 31,
(Unaudited)	2015	2016	2015	2016

Profit (Loss) for the period as per IFRS	(5,943)	(49,917)	(18,358)	(88,542)
Add: Employee share-based compensation costs	3,580	2,769	12,308	13,685
Less: Income on license acquired	—	—	—	(886)
Add: Impairment of intangible assets	—	2,167	—	2,167
Add: Merger and acquisitions related expenses	—	—	350	178
Add: Acquisition related intangibles amortization	440	225	1,700	1,554
Add: Severance cost related to a prior acquisition	—	—	638	—
Add: Share of loss of equity-accounted investees	17	484	139	1,860
Add: Net Change in fair value of derivative instrument	—	9,309	—	9,309
Add: Direct cost related to Convertible notes	—	775	—	775
Add: Impairment in respect of an equity accounted investee	—	—	—	959
Add: Net change in value of financial liability related to business combination	102	35	454	496
Less: Income tax expense	79	74	135	155

Adjusted Net Loss	(1,725)	(34,081)	(2,632)	(58,292)

Adjusted Earnings (Loss) per share
Diluted	(0.04)	(0.82)	(0.06)	(1.40)

(Unaudited)	For the three months ended March 31, 2016
	Revenue				Revenue less service costs
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and packages	Other	Total	Air Ticketing	Hotels and packages	Other	Total
Reported Growth	13.9%	34.5%	17.0%	28.3%	18.8%	69.1%	17.0%	41.5%
Impact of Foreign Currency Translation	9.0%	10.6%	9.8%	10.1%	9.3%	10.0%	9.9%	9.7%

Constant Currency Growth	22.8%	45.0%	26.8%	38.4%	28.2%	79.1%	26.8%	51.2%

	For the year ended March 31, 2016
	Revenue				Revenue less service costs
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and packages	Other	Total	Air Ticketing	Hotels and packages	Other	Total
Reported Growth	5.2%	14.1%	27.9%	12.1%	6.8%	38.1%	27.9%	21.6%
Impact of Foreign Currency Translation	7.4%	7.3%	8.7%	7.3%	7.5%	7.1%	8.7%	7.4%

Constant Currency Growth	12.5%	21.5%	36.6%	19.5%	14.4%	45.2%	36.6%	29.0%

MAKEMYTRIP LIMITED

OPERATING DATA (Unaudited)

	For the three months ended March 31,		For the year ended March 31,
	2015	2016	2015	2016
	(Amounts in USD thousands, except percentages)
Number of transactions
Air ticketing	1,447.8	1,903.2	5,432.8	6,960.5
Hotels and packages(1)	373.0	1,322.5	1,385.5	3,137.3

Revenue less service cost:
Air ticketing	18,675.7	22,195.4	71,509.2	76,401.7
Hotels and packages	16,453.2	27,822.1	62,614.7	86,449.7
Other revenue	1,238.1	1,448.5	4,824.9	6,168.7

	36,367.0	51,466.0	138,948.8	169,020.1

Gross Bookings
Air ticketing	299,738.1	318,880.7	1,175,379.2	1,275,747.8
Hotels and packages	104,636.0	158,259.9	472,997.6	565,764.7

	404,374.0	477,140.6	1,648,376.8	1,841,512.5

Net revenue margins
Air ticketing	6.2%	7.0%	6.1%	6.0%
Hotels and packages	15.7%	17.6%	13.2%	15.3%

Combined net revenue margin for air ticketing and hotels and packages	8.7%	10.5%	8.1%	8.8%

Note 1:

	MMYT Group (Excluding ETB)			Easytobook Group (ETB)			MMYT Group
	3 months ended March 31,		YoY Change	3 months ended March 31,		YoY Change	3 months ended March 31,		YoY Change
Particulars	2015	2016		2015	2016		2015	2016
Number of Transactions
Hotels & Packages	304.5	1,285.1	322.0%	68.5	37.4	-45.4%	373.0	1,322.5	254.5%

	MMYT Group (Excluding ETB)			Easytobook Group (ETB)			MMYT Group
	Year ended March 31,		YoY Change	Year ended March 31,		YoY Change	Year ended March 31,		YoY Change
Particulars	2015	2016		2015	2016		2015	2016
Number of Transactions
Hotels & Packages	1,102.1	2,917.3	164.7%	283.4	220.0	-22.4%	1,385.5	3,137.3	126.4%